
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 67348 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____
                                     MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

_601 Brickell Key Drive, Suite 604_____
                        (No. and Street)

____Miami_____Florida_____33131_____
     (City)                       (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____ George P. E. Ten Pow _____ (305) 577-9799 _____
                                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___ Roth, Jonas, Mittelberg & Hartney, CPA's, P.A._____
                        (Name – *if individual, state last, first, middle name*)

___ 8370 W. Flagler Street, Suite #125 _____ Miami _____
        (Address)                                 (City)

SECURITIES AND EXCHANGE COMMISSION
Florida _____ _____ 33144
(State)                    (Zip Code)

FEB 20 2015

19  REGISTRATIONS BRANCH

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, Benjamin S. A. Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF Securities, LLC, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public State of Florida
Arlene Wong
My Commission FF 162561
Expires 10/05/2018

_____
Signature

_____President and Chief Executive Officer_____
Title

_____Arlene Wong_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Review Report of Independent Registered Public Accounting Firm

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# PAF SECURITIES, LLC

INVESTMENT BANKING FOR THE AMERICAS

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

# PAF SECURITIES, LLC

## CONTENTS

**Form X-17A-5 Facing Page**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



**ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PAF Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of PAF Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

1

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PAF Securities LLC's financial statements. The supplementary information contained in Schedules I, II and III is the responsibility of PAF Securities, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether the supplementary information contained in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

*ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.*

Miami, FL

January 30, 2015

2

# PAF SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2014

**Assets**

**Current Assets**
| | | |
|---|---|---|
| Cash and cash equivalents | $ 100,619 | |
| Accounts receivable | 68,610 | |
| Other assets | 43,840 | |

| | | |
|---|---|---|
| **Total Current Assets** | | $ 213,069 |

**Liabilities and Member's Equity**

**Current Liabilities**
| | | |
|---|---|---|
| Accrued expenses | $ 19,564 | |
| Other | 1,087 | |

| | | |
|---|---|---|
| **Total Current Liabilities** | | $ 20,651 |
| **Member's Equity** | | 192,418 |
| **Total Liabilities and Member's Equity** | | $ 213,069 |

*The accompanying notes are an integral part of these financial statements.*

# PAF SECURITIES, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2014

**Revenues**

| | | |
|---|---|---|
| Success fees | $ 1,577,889 | |
| Retainer fees | 1,440,000 | |
| Other | 7,294 | |
| **Total Revenues** | | $ 3,025,183 |

**Expenses**

| | | |
|---|---|---|
| Salaries and related costs | $ 2,010,687 | |
| Other operating expenses | 470,494 | |
| **Total Expenses** | | $ 2,481,181 |
| **Net Income** | | $ 544,002 |

*The accompanying notes are an integral part of these financial statements.*

# PAF SECURITIES, LLC

## STATEMENT OF MEMBER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---:|
| **Balance -** December 31, 2013 | $ 151,416 |
| Member's distributions | (503,000) |
| Net income | 544,002 |
| **Balance -** December 31, 2014 | $ 192,418 |

*The accompanying notes are an integral part of these financial statements.*

# PAF SECURITIES, LLC

## STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net income | | $ 544,002 |
| Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities: | | |
| Changes in operating assets: | | |
| Increase in accounts receivable | (45,397) | |
| Increase in other assets | (6,849) | |
| Decrease in accrued expenses | (2,976) | |
| Increase in other liabilities | 247 | |
| **Total Adjustments** | | (54,975) |
| **Net Cash Provided By Operating Activities** | | 489,027 |
| **Cash Flows From Financing Activities** | | |
| Member's distributions | (503,000) | |
| **Net Cash Used In Financing Activities** | | (503,000) |
| **Net Decrease In Cash and Cash Equivalents** | | (13,973) |
| **Cash and Cash Equivalents** - Beginning | | 114,592 |
| **Cash and Cash Equivalents** - Ending | | $ 100,619 |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities or owe money or securities to customers.

### REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

### CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

## NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2014 was $79,968 which was $74,968 in excess of its required net capital of $5,000.

## NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2014.

## NOTE 4 - RELATED PARTY TRANSACTIONS

### EXPENSE SHARING AGREEMENT

On September 1, 2012, the firm entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2014, the Company recognized $6,000 for these services, which is included in other revenue in the accompanying statement of operations.

## NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

### OTHER

During 2014, the Company made distributions to the member of $503,000.

Additionally, the Company advanced $105,000 to the member during 2014. As of December 31, 2014, no balance remained on these advances.

## NOTE 5 – EMPLOYEE BENEFIT PLANS

Substantially all employees of PAF Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

Employer Profit Sharing contributions into the 401(k) plan were $24,405 for the year ended December 31, 2014.

## NOTE 6 – COMMITMENTS OR GUARANTEES

### RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

### LITIGATIONS

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

NOTE 6 – COMMITMENTS OR GUARANTEES (CONTINUED)

*OPERATING LEASES*

Operating leases are primarily for office space, data centers, equipment and automobiles.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which will expire April 30, 2017, to PAF Securities, LLC. Monthly rent during the lease ranges from $10,483 to $11,544.

At December 31, 2014, the future minimum lease payments under the operating lease are summarized as follows:

| For the Year Ending December 31, | Amount |
|---|---|
| 2015 | 139,000 |
| 2016 | 143,000 |
| 2017 | 48,000 |
| **Total Future Minimum Rental Commitments** | $ 330,000 |

Rent approximated $138,000 for the year ended December 31, 2014.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

SUPPLEMENTARY INFORMATION

# PAF SECURITIES, LLC

## SCHEDULE I

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2014

| | | |
|---|---|---:|
| **Member's Equity** | $ | 192,418 |
| Add Allowable Credits | | -- |
| **Total Capital and Allowable Liabilities** | | 192,418 |
| Less Non-Allowable Assets | | 112,450 |
| **Net Capital** | | 79,968 |
| Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness | | 5,000 |
| **Excess Net Capital** | $ | 74,968 |
| **Aggregate Indebtedness** | $ | 20,651 |
| **Ratio: Aggregate Indebtedness to Net Capital** | | 0.258 |

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2014, and the above calculation.

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2014**

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

# PAF SECURITIES, LLC

## SCHEDULE III

### INFORMATION RELATING TO POSSESSION OR CONTROL
### REQUIREMENTS UNDER RULE 15c3-3 OF THE
### SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2014

---

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

# INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES

## RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION



ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

### Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Member
PAF Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments  (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by PAF Securities, LLC  and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PAF Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PAF Securities, LLC's management is responsible for the PAF Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

14

PAF Securities, LLC
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

Miami, Florida

January 30, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2252*******************MIXED AADC 220
067348    FINRA    DEC
PAF SECURITIES LLC
601 BRICKELL KEY DR STE 604
MIAMI FL 33131-2649

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEORGE TEN POW
(305) 577-9799

2. A. General Assessment (item 2e from page 2)                          $ 7,544.72

   B. Less payment made with SIPC-6 filed (exclude Interest)           ( 2,169.72 )
      JULY 21st 2014
      ___Date Paid___

   C. Less prior overpayment applied                                   ( — )

   D. Assessment balance due or (overpayment)                          5,375.00

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum    —

   F. Total assessment balance and interest due (or overpayment carried forward)    $ 5,375.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)                                  $ 5,375.00

   H. Overpayment carried forward                                      $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PAF SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of JANUARY, 20 15.

C.F.O. & FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years In an easily accessible place.

**SIPC REVIEWER**

Dates:
_____    _____    _____
Postmarked    Received    Reviewed

Calculations _____                Documentation _____                Forward Copy _____

Exceptions:

Disposition of exceptions:

16

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

**Item No.**

| | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ _3,025,183_ |

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions _—0—_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_ADMIN. CHG TO PARENT CO. & FINRA REBATE_        _7,294_

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.        $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).        $ _____

Enter the greater of line (i) or (ii)

| | |
|---|---|
| Total deductions | _7,294_ |
| SIPC Net Operating Revenues | $ _3,017,889_ |
| General Assessment @ .0025 | $ _7,544.72_ |

(to page 1, line 2.A.)

17



REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



**ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which PAF Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which PAF Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and PAF Securities, LLC stated that PAF Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. PAF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.*

Miami, Florida

January 30, 2015

PAF SECURITIES, LLC

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2014

PAF Securities, LLC operates pursuant to paragraph (k) (2)(I) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2014, without exception.

George Ten Pow, Chief Financial Officer